September 27, 2012	Mayer Brown LLP 71 South Wacker Drive Chicago, Illinois 60606-4637 Main Tel +1 312 782 0600 Main Fax +1 312 701 7711 www.mayerbrown.com

Ms. Rolaine S. Bancroft

Senior Special Counsel

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Nissan Wholesale Receivables Corporation II
Registration Statement on Form S-3 File No. 333-182980
Filed August 1, 2012

Dear Ms. Bancroft:

On behalf of Nissan Wholesale Receivables Corporation II (the “Depositor”) and in response to the letter (the “Comment Letter”) dated August 24, 2012 from the staff of the Securities and Exchange Commission (the “Staff”) to the Depositor, the Depositor is submitting herewith, electronically via EDGAR, Amendment No. 1 to the above captioned Registration Statement on Form S-3. For your convenience, a paper copy of this letter is being delivered to you, together with two copies of Amendment No. 1, which have been marked to show the changes from the Registration Statement as filed on August 1, 2012, as well as two clean copies of Amendment No. 1 and the related Exhibits filed therewith.

The Depositor’s responses to the Comment Letter are set forth below. For ease of reference, the Staff’s comments have been repeated below in bold. (Please note that page number references in our responses below refer to the applicable page number in the marked copies of Amendment No. 1.) Unless otherwise noted, “we,” “us” and similar terms refer to the Depositor, in its capacity as the registrant and the issuer under Regulation AB.

Capitalized terms not defined herein have the meanings assigned to them in the Registration Statement.

Registration Statement

Cover Page

1.	Your fee table references “Asset-backed Notes and Certificates.” We note that your registration statement appears to only contemplate the issuance of “Series Notes” and that your references to “Certificates” appear to relate to the depositor’s interest that will not be offered under this registration statement. If true, please revise your fee table to delete your reference to certificates or advise.

Mayer Brown LLP

Ms. Rolaine S. Bancroft

September 27, 2012

Response:

We have revised the fee table in the Cover Page to the Registration Statement to delete the reference to Certificates.

Base Prospectus

Paired Series, page 46

2.	We note that the Issuing Entity may issue a second, or paired series that is effectively supported by the same principal receivables as the initial series. Please revise your prospectus supplement to describe the purpose of a paired series issuance, under what circumstances the issuing entity may issue a paired series, the risks, if any, related to such an issuance, how the paired series will work and whether any of the currently outstanding series are paired series.

Response:

The Issuing Entity will not issue a paired series. We have revised page 46 of the base prospectus to delete references to paired series issuances so that the base prospectus no longer contemplates such issuances.

Part II – Information Not Required in Prospectus

Item 17. Undertakings, page II-6

3.	We note that you included the undertaking under Item 512(l) of Regulation S-K which addresses the filing of static pool information required by Item 1105 of Regulation AB on an Internet Web site. We note that the accommodation to file the information required by Item 1105 on an Internet Web site only applies for filings with respect to asset-backed securities filed on or before June 30, 2012. See Rule 312 of Regulation S-T. Please revise your registration statement to remove this undertaking or tell us why it is not appropriate for you to do so.

Response:

We have revised Part II of the Registration Statement to delete the undertaking regarding the accommodation to file information required by Item 1105 on an Internet Web site.

Mayer Brown LLP

Ms. Rolaine S. Bancroft

September 27, 2012

If you have specific questions you would like to discuss, please do not hesitate to contact the undersigned, Angela Ulum, at (312) 701-7776 or the Depositor’s in-house counsel, Sean Caley, at (615) 725-1664. Please communicate any remaining comments to my attention at the address and/or facsimile number above.

Sincerely,

/s/ Angela M. Ulum
Angela M. Ulum

cc:	Mark Kaczynski